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                             May 17, 2024

       Aggie Gallagher
       General Counsel
       Standard BioTools Inc.
       2 Tower Place, Suite 2000
       South San Francisco, CA 94080

                                                        Re: Standard BioTools
Inc.
                                                            PREC14A Filed May
10, 2024
                                                            File No. 001-34180

       Dear Aggie Gallagher:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREC14A Filed May 10, 2024

       General

   1. In the first bullet point of your stockholder letter, you refer to certain non-GAAP measures, such as
non-GAAP gross margin.    Please revise to present, with equal or
                                                        greater prominence, the
most directly comparable financial measures calculated in
                                                        accordance with GAAP
and a reconciliation between each non-GAAP measure and its
                                                        comparable GAAP
measure. See Item 10(e)(1)(i)(A)-(B) of Regulation S-K.
   2. The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary
version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.
   3. On the preliminary proxy card, you indicate that the proxy card will be voted based on the
                                                        Board of Directors
recommendations if the proxy card does not specify voting directions.
                                                        Please revise to
clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is
signed and marked as to other matters but not marked as to the particular proposal
addressed in your disclosure.
 Aggie Gallagher
Standard BioTools Inc.
May 17, 2024
Page 2
4. On the preliminary proxy card, please consider visually separating the instructions for
         Proposal 1 from the text of the proposal (i.e., the first sentence) to avoid confusion.
General Information, page 1

5. On pages 5 and 7 of the proxy statement, you indicate that broker non-votes will be counted for determining whether a quorum exists at the Annual Meeting. Please revise
         this disclosure to clarify that a beneficial holder   s shares will
not be counted for the
         purposes of determining quorum at the Annual Meeting if a broker
provides Madryn   s
         proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.
6. Please revise the disclosure under question 32 to disclose the deadline required by
         Exchange Act Rule 14a-5(e)(4).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 and Daniel Duchovny at
202-551-3619.



FirstName LastNameAggie Gallagher                             Sincerely,
Comapany NameStandard BioTools Inc.
                                                              Division of
Corporation Finance
May 17, 2024 Page 2                                           Office of Mergers
& Acquisitions
FirstName LastName